ESSENCE ARRAY INC.

2 Queen’s Club Gardens, Suite 7, Yarrell Mansions

London, W14 9TB United Kingdom

Tel: (646) 456-1207

E-mail: essencearray@gmail.com

July 23, 2025

Division of Corporation Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

www.sec.gov

Re: Essence Array Inc

Registration Statement on Form S-1

Filed April 28, 2025

File No. 333-286798

Dear Ms. Alyssa Wall,

We received your letter dated May 23, 2025, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 28, 2025. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Registration Statement on Form S-1

Plan of Operation, page 16

1. Please disclose the location where you will set up your office.

Response: We have disclosed the location where we will set up our office.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 18

2. You characterize here and elsewhere the initial issuance of your common stock of 5,473,000 shares on March 28, 2024 as consisting of $5,000 cash and the application of $473 loan previously extended to you. From information in the filing it appears you received $473 cash from this issuance, with the remaining $5,000 as a subscription receivable (that remains outstanding) that should be recorded as a contra-equity item as an offset to common stock issued (refer to ASC 505-10-45-2 and Rule 5-02.29 of Regulation S-X). Please conform all disclosures throughout the filing to reflect the effect of this, including net tangible book value on page 14 for which the amount now appears should be zero, as well as applicable presentations in the balance sheet, statement of changes in stockholder's equity, statement of cash flows and applicable notes to the financial statements. In conformity with these changes, please have the auditors reconsider the date of their opinion.

Response: We have revised our disclosure in accordance with the comments of the Commission. The revision of net tangible book value is based on the financial statements for the first quarter ended June 30, 2025.

Description of Business

Our Business, page 20

3. Please revise your disclosure here and throughout the registration statement to more clearly articulate the status of your operations. Your disclosure indicates that you have "very limited operating history and no established customer base," you have no revenues, and your activities to date have been focused on organizational matters and "limited operational development." However, your disclosure elsewhere, such as on page 20, suggests that you have an established business. In this regard, you indicate that your business operates through two primary channels, you are "engaged in the distribution" of European health and beauty supplements, you have "strong supplier relationships in Europe," and you partner with boutique retails, spas, salons, wellness clinics, and online beauty marketplaces. You also indicate that you are developing an online platform for direct-to-consumer sales. To the extent these statements are aspirational and do not reflect the current state of your business, please either remove them or clearly disclose that you have not yet engaged in any of these activities and there is no guarantee that you will be able to do so. Clearly disclose here and elsewhere as appropriate that you do not have any partnerships, arrangements or supplier relationships, you have not engaged in any development activities, you do not have any customers, and that you have only conducted organizational matters to date.

Response: We have revised our disclosure throughout the registration statement to more clearly articulate the status of our operations.

Employees; Identification of Certain Significant Employees., page 23

4. We note your disclosure here that you have "no employees." Elsewhere, such as page 9, you state that you only have one employee, Anna Zhabina. Please revise your disclosure to clarify whether you have no employees or a singular employee.

Response: We have revised our disclosure to clarify that we have no employees.

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Directors, Executive Officers, Promoter and Control Persons, page 24

5. Please expand your disclosure related to Anna Zhabina's background to provide all information required by Item 401 of Regulation S-K, including but not limited to disclosing Ms. Zhabina's business experience during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on, as well as any relevant directorships. In this regard, we note your disclosure that Ms. Zhabina "is involved in other business activities that are similar to the business activities of Essence Array Inc. As such, potential conflicts of interest may arise." Also indicate the size of operations at Neitzens Group Limited and Beyond Tech, as such information relates to the level of Ms. Zhabina's professional competence and the nature of her prior business experience.

Response: We have expanded our disclosure related to Anna Zhabina's background to provide all information required by Item 401 of Regulation S-K.

Item 16. Exhibits, page 35

6. Please file an opinion of counsel regarding the legality of the securities being registered and the corresponding consent of counsel. Refer to Item 601(b)(5)(i) and Item 601(b)(23)(i) of Regulation S-K.

Response: We have filed an opinion of counsel regarding the legality of the securities being registered and the corresponding consent of counsel.

7. In exhibit 23.1, please have your auditors revise their consent to reflect it applies to the registration statement filed on Form S-1 on April 28, 2025 and remove the reference to the annual report on Form 10-K. Also, the consent should reference the period from March 28, 2024 (inception) to March 31, 2025 consistent with the audited financial statements.

Response: We have filed the revised our auditors’ consent.

Report of Independent Registered Public Accounting Firm, page F-1

8. You disclose you issued your initial shares of common stock on March 28, 2024. Accordingly, this appears to be your date of inception. Please have your auditors revise their report to reflect the period from March 28, 2024 (inception) to March 31, 2025 in referring to the financial statements other than the balance sheet. Refer to paragraph 8 of AS 3101. Conform the caption of all affected financial statements to reflect this inception date.

Response: We have filed the revised report.

General

9. Please revise your disclosure throughout to clarify for which of the OTC Market Groups platforms you intend to apply, if known.

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Response: We have revised our disclosure throughout to clarify for which of the OTC Market Groups platforms you intend to apply.

10. We note your disclosure throughout the prospectus that you only recently commenced operations. Please expand your disclosure throughout to clarify what operations the company is currently conducting. In this regard, we note that you state you have neither customers nor revenues at this time.

Response: We have revised our disclosure to clarify what operations the company is currently conducting.

11. We note disclosure on page F-8 regarding a subscription agreement between you and Ms. Zhabina executed on March 28, 2025. Please revise your prospectus to disclose this subscription agreement, discuss its material terms, and file a copy of the subscription agreement as an exhibit to the registration statement. Refer to Item 601(b) of Regulation S-K.

Response: We have revised our prospectus to disclose this subscription agreement, discussed its material terms, and filed a copy of the subscription agreement as an exhibit to the registration statement.

12. It appears that you may be a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have no or nominal operations, assets consisting solely of cash and cash equivalents, no expenditures in furtherance of your business plan, and no revenues to date. We also note that significant steps remain to commence your business plan. Provide us with a detailed legal analysis explaining why you are not a shell company or otherwise disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the limitations on the ability of your security holders to resell their securities in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response: We respectfully submit that Essence Array Inc. does not meet the definition of a "shell company" as set forth in Rule 405 of Regulation C under the Securities Act of 1933. Rule 405 defines a "shell company" as a registrant that has:

1.	No or nominal operations; and
2.	Either:

o	No or nominal assets,
o	Assets consisting solely of cash and cash equivalents, or
o	Assets consisting of any amount of cash and cash equivalents and nominal other assets.

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While we acknowledge that we are a development-stage company with limited operating history, we respectfully do not believe we meet the criteria of having “no or nominal operations.” Essence Array Inc. has a clearly defined business plan focused on the distribution of premium European health and beauty supplements in the U.S. market. Our management has relevant industry experience and has taken substantive steps to launch and grow our business.

Since inception, the company has actively engaged in activities in furtherance of its business plan, including:

•	Conducting product and market research;
•	Developing its website;
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Entering into an Exclusive Supply Agreement on June 16, 2025, with Ecoideal 2019 Ltd., a Bulgarian company, under which we were appointed as the exclusive distributor for certain health and beauty products in the North American market.

These efforts demonstrate a clear path of operational development and business execution. We also note that our expenditures to date, although modest, have been directed toward advancing our operations. Although our current assets are limited, they are not merely nominal and are consistent with those of a legitimate early-stage operating company. We believe our current asset base is appropriate for our stage of development and adequate to support our near-term operational goals.

Based on the above, we believe that Essence Array Inc. is more accurately described as an early-stage operating company rather than a shell company.

Thank you.

Sincerely,

/S/ Anna Zhabina

Anna Zhabina, President

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